SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934



INTELLIGROUP, INC.

(Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)


45816A106

(CUSIP Number)


Mr. Anupam Dokeniya,
1420 Providence Highway,
Suite # 266, Norwood, MA
02062, (781) 278-9919


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


July 17, 2002
___________________________________________________________
(Date of Event Which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13D-1(g), check the following box.

	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1
Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (Entities Only)
NSA INVESTMENTS, LLC 04-3438346

2
Check the Appropriate Box if a Member of a Group
(a)  No
(b)
3
SEC Use Only

4
Source of Funds

WC and Personal Funds

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

MASSACHUSETTS

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  84,250


8
Shared Voting Power
                 0


9
Sole Dispositive Power
                 84,250

10
Shared Dispositive Power
                  0

11
Aggregate Amount Beneficially Owned by Each Reporting Person

84,250

12
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13
Percent of Class Represented by Amount in Row (11)

0.51%

14
Type of Reporting Person

LLC
------------------------------------------------------------

1
Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (Entities Only)
Prashanth Palakurthi

2
Check the Appropriate Box if a Member of a Group
(a)  Yes
(b)
3
SEC Use Only

4
Source of Funds

WC and Personal Funds

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

India

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                 509,628


8
Shared Voting Power
                 0


9
Sole Dispositive Power
                509,628

10
Shared Dispositive Power
                0

11
Aggregate Amount Beneficially Owned by Each Reporting Person

509,628

12
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13
Percent of Class Represented by Amount in Row (11)

3.06%

14
Type of Reporting Person

Individual

----------------------------------------------------------

1
Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (Entities Only)

Anupam Dokeniya

2
Check the Appropriate Box if a Member of a Group
(a)  No
(b)
3
SEC Use Only

4
Source of Funds

WC and Personal Funds

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
            2,243


8
Shared Voting Power
             0


9
Sole Dispositive Power
            2,243

10
Shared Dispositive Power
            0

11
Aggregate Amount Beneficially Owned by Each Reporting Person

2,243

12
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13
Percent of Class Represented by Amount in Row (11)

0.01%

14
Type of Reporting Person

Individual



Item 1.	Security and Issuer.

	This statement on Schedule 13D/A relates to shares of Common Stock, $.01 par value per share of Intelligroup, Inc., a Delaware corporation.
The principal executive offices of the Corporation are located at 499 Thornall Street, Edison, NJ-08837.


Item 2.	Identity and Background.

NSA Investments and its three Managing Partners-
Anupam Dokeniya, Prashanth Palakurthi and Ram Rao-together own 596,121 shares of Intelligroup. This translates to 3.58%, less than the 5%, of the Issuer's outstanding shares.



(b),(c)	NSA is primarily engaged in investment activities.  Dokeniya,
Palakurthi and Rao each hold 33 1/3% of the Class A membership interests of NSA. Dokeniya's, and Palakurthi's principal address is 1420 Providence Highway, # 266, Norwood, MA 02062. Rao's principal address is 28 Fortuna East, Irvine, CA 92620.
(d) None of the persons referred to in subparagraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration.
	The Exhibit holders Shares were purchased by each shareholder in the open market using his/her personal funds or working capital.

Item 4.	Purpose of Transaction.

To report that NSA Investments and its Managing Partners own less than 5% of the shares outstanding of Intelligroup.


Item 5.	Interest in Securities of the Issuer.
(a)
			Shares		Dispositive
Name of Entity		owned	%	Power		%

Prashanth Palakurthi	509,628	3.06%	509,628		3.06%
NSA 			84,250	0.51%	84,250		0.51%
Anupam Dokeniya		2,243	0.01%	2,243		0.01%


Total			596,121 3.58%	596,121	        3.58%

(b) The above listed entities each have the sole power to vote and dispose of their respective Common Shares.
(c) Within the last 60 days NSA and its Managing partners have not bought and sold stock in the company's securities
as independent entities in their accounts.
(d),(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

An affiliate of NSA Investments, LLC have a lawsuit in which the issuer is a defendant. This lawsuit pertains to that affiliate's investment in Seranova in 2000.

Item 7.	Material to be Filed as Exhibits.
None



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sd/
Date: as of July 29, 2002

Prashanth Palakurthi
Ram Rao
Anupam Dokeniya